SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For April 29, 2004




                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



            Form 20-F  X                Form 40-F
                       ---------                   ---------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes                         No         X
                       ---------                   ---------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
---------------------

        CNOOC Limited Reported Offshore China Production Growth for Q1

(Hong Kong, 29 April 2004) CNOOC Limited (the "Company" or "CNOOC Ltd."; NYSE "CEO", SEHK "883") today reported a 7.2% increase in oil and gas production offshore China in the first quarter of 2004 as compared to the same period last year, reaching 314,382 barrels of oil equivalent (boe) per day. Crude oil and liquids production was 273,054 barrels per day and natural gas production was 237 million cubic feet per day. The increase was largely due to an 11.8% increase in crude oil and liquids production in the Eastern South China Sea and a 98.1% increase in natural gas production in the Western South China Sea.

In the first quarter of 2004, overseas assets recorded a total working interest production of 9.1 mmboe and EBITDE of RMB627.8 mm (US$75.8 mm), stronger than what was expected. Reported net entitlement production for the Company was 362,672 barrels of oil equivalent (boe) per day. Crude oil and liquids production and natural gas production were 306,980 boe per day and 323 mmcf per day, respectively.

Total unaudited revenues were RMB7.78 billion (US$940.2 million) for the first quarter of 2004, representing a 3.8% increase from the first quarter of 2003. The revenue growth was a result of higher production volume, which was partially offset by the slight decrease in realized oil and gas prices. The average realized oil and gas prices for the first quarter were US$29.79 per barrel and US$2.8 per thousand cubic feet, respectively. "This quarter's production growth offshore China was encouraging. The key value driver for overseas operations, cash flow, performed better than expected. We had a good start," commented Mr. Fu Chengyu, Chairman and Chief Executive Officer, "We are however not relaxing."

"Offshore China costs were under effective control in the first quarter of 2004. We will continue to manage our costs closely. Production offshore China is back-loaded this year, some costs components are expected to increase as well," said Mark Qiu, Chief Financial Officer.

WZ 12-1N came on stream earlier this year with an estimated peak production of 14,400 boe per day. CNOOC Limited confirmed a number of discoveries in Bohai Bay. "It was another solid quarter, all 13 major development projects are progressing on track. We expect to meet our key operating targets for the year," commented Mr. Zhou Shouwei, President of the Company.

In February, the Company acquired additional equity interest in the Tangguh LNG Project in Indonesia. As a result, CNOOC's stake in the project increased from 12.5% to 16.96%.

First Quarter and Year-to-Date Production Summary
-------------------------------------------------
                                        2003                            2004
Crude Oil & Liquids (b/d)               Q1             YTD              Q1              YTD
Bohai Bay                               125,679        125,679          129,530         129,530
Western South China Sea                 67,072         67,072           61,279          61,279
Eastern South China Sea                 71,365         71,365           79,801          79,801
East China Sea                          2,718          2,718            2,444           2,444
Overseas                                41,944         41,944           33,926          33,926
   Subtotal (b/d)                       308,777        308,777          306,980         306,980

Natural Gas (mmcf/d)
Bohai Bay                               42             42               45              45
Western South China Sea                 87             87               173             173
Eastern South China Sea                 -              -                -               -
East China Sea                          15             15               19              19
Overseas                                97             97               86              86
   Subtotal (mmcf/d)                    242            242              323             323

Total Production (boe/d)                351,378        351,378          362,672         362,672

First Quarter and Year-to-Date Revenue and Expenditure (Unaudited)
------------------------------------------------------------------
                       RMB millions                              US$ millions(1)
                       2003                 2004                 2003               2004
                       Q1        YTD        Q1        YTD        Q1       YTD       Q1       YTD
Sales Revenue
-------------
Crude oil and liquids  6,966.0   6,966.0    7,094.8   7,094.8    841.6    841.6     857.2    857.2
Natural gas            487.4     487.4      619.9     619.9      58.9     58.9      74.9     74.9
Marketing Revenue, net 16.4      16.4       34.5      34.5       2.0      2.0       4.2      4.2
Others                 29.4      29.4       32.5      32.5       3.6      3.6       3.9      3.9
   Total               7,499.2   7,499.2    7,781.8   7,781.8    906.0    906.0     940.2    940.2

Capital Expenditures
Exploration            285.4     285.4      363.6     363.6      34.5     34.5      43.9     43.9
Development            1,116.5   1,116.5    1,804.8   1,804.8    134.9    134.9     218.0    218.0
Others                 0.3       0.3        3.3       3.3        0.0      0.0       0.4      0.4
   Total               1,402.1   1,402.1    2,171.7   2,171.7    169.4    169.4     262.4    262.4
(1)  Converted to US dollars: RMB 8.2771 = US$1.00


Ends



Notes to Editors:

CNOOC LIMITED - BACKGROUND
Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world.

As of December 31, 2003, its net proved reserves were 2.1 billion barrels-of-oil equivalents and its net production averaged 356,729 BOE per day.

CNOOC Limited is currently engaged in exploration, development and production in four major areas offshore China, which cover Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is also one of the largest offshore crude producers in Indonesia.

The Company has about 2,447 employees.


CNOOC LIMITED -RELATIONSHIP WITH ITS PARENT COMPANY
CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the "Company"). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in PRC economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

--------------------------------------------------------------------------------
Mr. Xiao Zongwei                  Ms Anne Lui/Ms. Maggie Chan/Ms. Carol Chan
CNOOC Limited                     Ketchum Newscan Public Relations
Tel: +86 10 8452 1646             Tel: 852-3141-8016/852-3141-8063/852-3141-8091
Fax: +86 10 8452 1648             Fax: 852-2510-8199
E-mail: xiaozw@cnooc.com.cn       E-mail: anne.lui@knprhk.com
                                          -------------------
                                          carol.chan@knprhk.com
                                          ---------------------
                                          maggie.chan@knprhk.com
                                          ----------------------

--------------------------------------------------------------------------------

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.


                                             CNOOC Limited


                                             By:  /s/ Cao Yunshi
                                                  -----------------------------
                                                    Name:  Cao Yunshi
                                                    Title: Company Secretary


Dated: April 29, 2004